3650 REIT Commercial Mortgage Securities LLC
2977 McFarlane Road, Suite 300
Miami, Florida 33133
(213) 448-5754

February 26, 2020
Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	3650 REIT Commercial Mortgage Securities LLC Registration Statement on Form SF-3 File No. 333-235647

Dear Ms. Hsu:
In accordance with Rule 461 under the Securities Act of 1933, as amended, 3650 REIT Commercial Mortgage Securities LLC (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 1:00 p.m., Washington, D.C. time, on February 28, 2020, or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that: (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3650 REIT Shelf Acceleration Request

Very truly yours,

3650 REIT COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Tobin Cobb
Name: Tobin Cobb
Title: President and Chief Executive Officer

cc:       Greg Prindle, Esq.
Cadwalader, Wickersham & Taft LLP

3650 REIT Shelf Acceleration Request